UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 12, 2018

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Directorate Change 12th July 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 12,2018

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: July 12,2018

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

FOR IMMEDIATES:

BARCLAYS PLC

Appointment of a Non-executive Director

Barclays PLC ("Barclays") announces that Mary Anne Citrino has been appointed as a non-executive Director of Barclays.  She will take up her appointment on 25 July 2018.

Ms Citrino has extensive board-level experience. She is currently a Non-Executive Director of the boards of Ahold Delhaize N.V., Alcoa Corporation, Hewlett Packard, Inc and Dollar Tree Stores, Inc and previously served as a non-executive director of Health Net, Inc (2009 to 2016).  Ms Citrino has also had a long and successful executive career with Blackstone and was employed at Morgan Stanley for over 20 years.

Commenting, John McFarlane, Group Chairman, said, "I am very pleased that Mary Anne has agreed to join the Barclays Board.  Mary Anne is an experienced board member and she will bring strong commercial acumen, together with experience of the financial services sector."

There is no additional information required to be disclosed in relation to Ms Citrino pursuant to paragraph LR9.6.13R of the Listing Rules of the Financial Conduct Authority.

-ENDS-

 For further information, please contact:

ANALYSTS AND INVESTORS MEDIA
Lisa Bartrip	Tom Hoskin
+44 (0)20 7773 0708	+44 (0)20 7116 6927

About Barclays

Barclays is a transatlantic consumer and wholesale bank, offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 80,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website home